July 29, 2013

Via EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Apache Corporation

    Form 10-K for the Fiscal Year Ended December 31, 2012

    Filed March 1, 2013

    File No. 001-04300

Dear Mr. Skinner:

We have received the comment letter dated July 22, 2013 from you to Mr. Thomas P. Chambers, Chief Financial Officer, regarding the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2012. Confirming our legal counsel’s phone conversation with you on July 29th, we intend to respond to the comment letter on or before Friday, August 16, 2013. This extension will ensure that we have sufficient time to prepare our response.

If you have any questions, please contact me at (713) 296-6800.

Sincerely,

/s/ Rebecca A. Hoyt

Rebecca A. Hoyt
Vice President, Chief Accounting Officer and Controller